Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                                                                                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                                                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                                                   No     X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Annual and Extraordinary General Shareholders’ Meeting

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of Annual General and Extraordinary Shareholders’ Meeting held on April 19, 2017

Date, Time and Location:

April 19, 2017, at 4:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Attendance: (i) shareholders representing 77.1% of the social capital; (ii) the Vice-Chairman of the Board of Directors of the Company, Mr. Lucio de Castro Andrade Filho; (iii) member of the Board of Directors of the Company, Mr. Pedro Wongtschowski; (iv) the Chief Executive Officer of the Company, Mr. Thilo Mannhardt; (v) the Chief Financial and Investor Relations Officer of the Company, Mr. André Pires de Oliveira Dias; (vi) member of the Fiscal Council of the Company, Mr. Mario Probst; and (vii) Mr. Guilherme Jorge Dagli Junior, registered under CRC nr 1 SP 223225 representing Deloitte Touche Tohmatsu, independent audit firm of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 18, 21 and 22, 2017 and “Valor Econômico” on March 20, 21 and 22, 2017.

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 24, 2017, under chapter “Empresarial”, pages 156 to 169, and “Valor Econômico” on February 24, 2017 under special chapter, pages 1 to 10.

Chairman and Secretary of the Meeting:

Chairman – Marcelo Fernandez Trindade.

Secretary – Sandra López Gorbe.

Order of the day:

In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3rd of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

At the Annual Shareholder’s Meeting:

2. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, with the abstention of those legally restricted, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the fiscal year ended on December 31, 2016.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

3. Approval, without amendments or qualification, according to the voting map included as Exhibit II of these Minutes, of the destination of net earnings for the fiscal year ended on December 31, 2016, in the amount of R$ 1,561,584,779.95 (one billion, five hundred and sixty-one million, five hundred and eighty-four thousand, seven hundred and seventy-nine Reais and ninety-five cents), as follows:

a)	R$ 78,079,239.00 (seventy-eight million, seventy-nine thousand, two hundred and thirty-nine Reais) will be allocated to the legal reserve;

b)	R$ 576,238,395.15 (five hundred seventy-six million, two hundred thirty-eight thousand, three hundred ninety-five Reais and fifteen cents) will be allocated to the statutory reserve for investments; and

c)	R$ 907,267,145.80 (nine hundred, seven million, two hundred sixty-seven thousand, one hundred forty-five Reais and eighty cents) were allocated to the payment of dividends to shareholders, of which R$ 434,618,992.00 (four hundred thirty-four million, six hundred eighteen thousand, nine hundred and ninety-two Reais) were paid as interim dividends as approved by the Board of Directors on August 10, 2016. The remaining balance of the dividend approved herein in the amount of R$ 472,648,153.80 (four hundred seventy-two million, six hundred forty-eight thousand, one hundred fifty-three Reais and eighty cents) ratified and approved by the Board of Directors on February 22, 2017 were paid to shareholders, as of March 10, 2017. The total dividends of the fiscal year ended on December 31, 2016 comprises R$ 780,792,389.98 (seven hundred eighty million, seven hundred ninety-two thousand, three hundred eighty-nine Reais and ninety-eight cents) of mandatory dividends, R$ 126,474,755.82 (one hundred twenty-six million, four hundred seventy-four thousand, seven hundred fifty-five Reais and eighty-two cents) of complimentary dividends equivalent to a dividend per common share of R$ 1.67 (one Real and sixty-seven cents).

4. Approval, according to the voting map included as Exhibit II of these Minutes, of the setting of the Company’s Board of Directors by 9 (nine) members.

5. Approval of the election, according to the voting map included as Exhibit II of these Minutes, of the persons listed below as members of the Board of Directors, with mandate up to the Annual General Shareholders’ Meeting to be held in 2019 to examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the fiscal year ended on December 31, 2018:

•	ALEXANDRE GONÇALVES SILVA, independent member, Brazilian, divorced, mechanical engineer, holder of Identity Card RG nr 39.565.565-1/SSP-SP and registered under CPF/MF nr 022.153.817-87, with business address at Rua Coronel Artur de Paula Ferreira, nr 132, apt. 81, in the City and State of São Paulo;

•	CARLOS TADEU DA COSTA FRAGA, independent member, Brazilian, married, civil engineer, holder of Identity Card nr 03.801.559-0/IFP-RJ and registered under CPF/MF nr 465.343.697-53, with business address at Rua Cinco de Julho, nr 304, apt. 1.101, in the City of Niterói and State of Rio de Janeiro;

•	JORGE MARQUES DE TOLEDO CAMARGO, independent member, Brazilian, married, geologist, holder of Identity Card RG nr 293.644/SSP-DF and registered under CPF/MF nr 114.400.151-04, with business address at Rua Almirante Sadock de Sá, nr 370/101, in the City and State of Rio de Janeiro;

•	JOSÉ MAURÍCIO PEREIRA COELHO, independent member, Brazilian, married, graduated in accounting sciences, holder of Identity Card RG nr 06.109.071-81/IFP-RJ and CPF/MF nr 853.535.907-91, with business address at Rua Senador Dantas, nr 105, 40º floor, in the City and State of Rio de Janeiro;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

•	LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr. 3.045.977/SSP-SP and registered under CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luís Antonio, nr 1,343, 9th floor, in the City and State of São Paulo;

•	NILDEMAR SECCHES, independent member, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and registered under CPF/MF nr 589.461.528-34, with business address at Rua Viradouro, nº 63, cj. 132, in the City and State of São Paulo;

•	OLAVO EGYDIO MONTEIRO DE CARVALHO, independent member, Brazilian, divorced, engineer, holder of Identity Card RG nr 01.585.449-0/IFP-RJ and registered under CPF/MF nr 007.260.107-82, with business address at Avenida Afrânio de Melo Franco, nr 290, Pav. L2, Room 101ª, in the City and State of Rio de Janeiro;

•	PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo; and

•	PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of Identity Card RG nr 3.091.522-3-SSP/SP and registered under CPF/MF nr 385.585.058-53, with business address at Av. Brigadeiro Luís Antonio, nr 1,343, 9th floor, in the City and State of São Paulo.

6. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, of a maximum global annual limit for the Company’s management compensation of R$ 66,800,000.00 (sixty-six million and eight hundred thousand Reais), pursuant to the terms and composition of the proposal presented by the Management, filed at the Company’s headquarters.

7. Based on the request for installation of the Fiscal Council made by shareholders representing more than 2% (two percent) of the voting shares issued by the Company and pursuant to Article 161 of Law 6404/76 and CVM Instruction nr 324/00, the approval of the election, according to the voting map included as Exhibit II of these Minutes, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2018 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

•	FLAVIO CÉSAR MAIA LUZ (effective member), Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, nr 162, Alphaville 2, in the City of Barueri, in the State of São Paulo; and

•	MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, nr 43, in the City of Vinhedo, and in the State of São Paulo;

•	NILSON MARTINIANO MOREIRA(effective member), Brazilian, divorced, bank employee, registered under CPF/MF nr 583.491.386-53, resident and domiciled at SQNW 111, Block B, apt 313, Building Via Ibiza, in the city of Brasília, Distrito Federal; and

•	PAULO CESAR PASCOTINI (alternate member), Brazilian, married, bank employee, registered under CPF/MF nr 246.904.300-04, resident and domiciled SQN 305, Block L, apt. 111, Edifício Guararapes, Asa Norte, in the City of Brasília, Distrito Federal; and

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

•	GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, registered under CPF/MF nr 078.257.060-72, resident and domiciled at Rua Carlos Trein Filho, nr 1,171, apto. 701, in the City of Porto Alegre, in the State of Rio Grande do Sul; and

•	PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, nr 338-C, apt 23-B, in the City and State of São Paulo.

7.1. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, of the remuneration for the members of the Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 18,500.00 (eighteen thousand and five hundred Reais) and other effective members will be entitled to receive a monthly compensation of R$ 17,110.00 (seventeen thousand one hundred and ten Reais).

At the Extraordinary General Meeting:

8. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, of the proposal of a stock-based incentive plan, promoting the alignment of long-term interests among shareholders, executives, and employees as well as strengthening the ability to effectively retain the mentioned employees.

9. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, capital increase upon the incorporation of the total amount recorded in the retained profits reserve, with the consequent increase in Ultrapar’s capital stock, in the amount of R$ 1,333,065,504.08 (one billion, three hundred and thirty-three million, sixty-five thousand, five hundred and four Reais and eight cents), from R$ 3,838,686,104.00 (three billion, eight hundred and thirty-eight million, six hundred and eighty-six thousand, one hundred and four Reais) to R$ 5,171,751,608.08 (five billion, one hundred and seventy-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents), without the issuance of new shares, considering the complete execution of capital budget related to such reserve, with the consequent proposal to amend the article 5th of the Company’s Bylaws.

10. Approval, without amendments or qualifications, according to the voting map included as Exhibit II of these Minutes, the amendment and subsequent consolidation of Ultrapar’s Bylaws, pursuant the Management Proposal, published on March 17, 2017 and Exhibit I of these Minutes.

Discussed and approved matters:

•	The Chairman recorded the receipt of voting instructions, including those from The Bank of New York Mellon with the respective voting tabulation report, which are filed in the Company’s headquarters. In compliance with article 21, paragraph 6 and article 30, paragraph 4 of the CVM Instruction 480/09, the total votes of approval, rejection or abstention in each item are included under Exhibit II that must be considered as part of the present document.

•	Mr. Tiago Rodrigues, representative of Aberdeen Asset Management, requested the inclusion in these minutes of the following: although Aberdeen’s votes sent to the Company indicate abstention in the new stock-based incentive plan proposal, upon clarification made by the Company on April 3, 2017 the firm decided to support such proposal. However, they were not able to timely amend and submit new voting instructions due to internal operational hurdles.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

•	The shareholders BMO Private Emerging Markets Equity Portfolio; British Columbia Investment Management Corporation; Calvert World Values Funds, Inc.—Calvert Emerging Markets Equity Fund; Desjardins Emerging Markets Fund; Financial Sector Development Fund; The California State Teachers Retirement System; The Nomura Trust And Banking Co., Ltd. Re: Nippon Comgest Emerging Markets Mother Fund; Trust & Custody Services Bank, Ltd. as Trustee for Comgest Emerging Equity Fund, all represented by the law firm Mesquita Pereira, Almeida, Esteves Advogados, registered that these shareholders votes previously sent through remote proxy forms were amended according to the new instructions presented by their proxy and were recorded as such in the voting map.

•	The members of the Board of Directors and the Fiscal Council, hereby elected, will be invested on their offices on this date, upon the signature of the respective deeds of investiture filed at the Company’s headquarters and, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02. The new member hereby elected has committed to sign the respective Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors of the Company;

PEDRO WONGTSCHOWSKI – as member of the Board of Directors of the Company;

THILO MANNHARDT – as Chief Executive Officer and shareholder of the Company;

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer;

ULTRA S.A. PARTICIPAÇÕES;

ANA PAULA SANTORO CORIA; ANDRÉ COVRE; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; ANDRÉ PIRES DE OLIVEIRA DIAS; ANDRÉA CAMPOS SOARES; FLÁVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JOÃO BENJAMIN PAROLIN; JOÃO MARCOS CAZULA; JOSÉ AUGUSTO DUTRA NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JULIO CESAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LUCIANA DOMAGALA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; MIGUEL ROTHMANN JARROS; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; TABAJARA BERTELLI COSTA

MONTEIRO ARANHA S.A.

THE BANK OF NEW YORK MELLON

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

WOLFGANG EBERHARD ROHRBACH

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

CHRISTY PARTICIPAÇÕES LTDA.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

CLARI FUNDO DE INVESTIMENTO EM AÇÕES; COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES

TYLER FINANCE LLC; BEWETT INTERNATIONAL LLC; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES

AUDACE FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL LS EQUITIES MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FIA; BTG PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL GLOBAL MASTER FIM CP – IE; BTG PACTUAL HEDGE FUNDO DE INVESTIMENTO MULTIMERCARDO; BTG PACTUAL HEDGE PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL ICATU SELECT PREVIDÊNCIA MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO DE AÇÕES PROVIDENCIÁRIO; BTG PACTUAL PENSION MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL PIPE FUNDO DE INVESTIMENTO DE AÇÕES; FI CAIXA BTG PACTUAL X 30 MM LP; FUNDO DE INVESTIMENTO MULTIMERCADO PREV 1; FIA AMIS; GERDAU PREVIDÊNCIA FIA 5; BTG PACTUAL GLOBAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES CP – IE

GROUPER EQUITY LLC; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES; FPRV SQA SANHACO FIA PREVIDENCIARIO; SNAPPER EQUITY LLC; SQUADRA MASTER LONG BIASED FIA; SQUADRA MASTER LONG ONLY FIA; SQUADRA INSTITUCIONAL FUNDO DE INVESTIMENTO DE AÇÕES

NATO FUNDO DE INVESTIMENTO EM AÇÕES—INVESTIMENTO NO EXTERIOR; MBV FUNDO DE INVESTIMENTO EM AÇÕES – IE; M SQUARE AÇÕES CSHG MASTER INSTITUCIONAL FIA; M SQUARE AÇÕES CSHG MASTER FIA; M SQUARE BRAZIL VALUE LONG ONLY FUND II LLC; M SQUARE ALISIO FIA; YALE UNIVERSITY

ATMOS INSTITUCIONAL MASTER FIA; ATMOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; ATMOS TERRA FUNDO DE INVESTIMENTO EM AÇÕES

ABERDEEN BRASIL EQUITY FI; ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL—EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN GLOBAL—LATIN AMERICAN EQUITY FUND; AMP CAPITAL FUNDS MGMT LTD EFM INTERNATIONAL SHARE FUND 10; ASSOCIATION D B E D R D P E P D L V M CANADA POST CORPORATION REGISTERED PENSION PLAN COMGEST GROWTH PLC; EDM INTERNATIONAL—EMERGING MARKETS MATIGNON GLOBAL ACTIONS EMERGENTES; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; THE ROYAL BANK OF SCOTLAND PLC AS DEP OF AB L A EQUITY FUND

ALLIANZ EQUITY EMERGING MARKETS 1; ESSOR EMERGENT; MAGELLAN- BANCO SANTANDER S.A.

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CALVERT WORLD VALUES FUNDS, INC.—CALVERT EMERGING MARKETS EQUITY FUND; DESJARDINS EMERGING MARKETS FUND; FINANCIAL SECTOR DEVELOPMENT FUND; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE NOMURA TRUST AND BANKING CO., LTD. RE: NIPPON COMGEST EMERGING MARKETS MOTHER FUND; TRUST & CUSTODY SERVICES BANK, LTD. AS TRUSTEE FOR COMGEST EMERGING EQUITY FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

BEST INVESTMENT CORPORATION

FIDELITY FUNDS SICAV; OPPENHEIMERFUNDS ICAV/ OPPENHEIMER DEVELOPING MARKETS EQUITY; PINEHURST PARTNERS, L.P. STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; VANDERBILT UNIVERSITY

AQR FUNDS—AQR EMERGING DEFENSIVE STYLE FUND; AQR FUNDS—AQR EMERGING MOMENTUM STYLE FUND; BUREAU OF LABOR FUNDS—LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS—LABOR PENSION FUND F A S VIII: FIDELITY ADV EMERGING MARKETS FUN; FIDELITY GLOBAL EMERGING MARKETS FUND; FIDELITY INV. T. FID. EMRG. MARKETS FND FORSTA AP-FONDEN; FRANKLIN TEMPLETON INVESTMENT FUNDS GENESIS EMERGING MARKETS FUND LIMITED; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JP MORGAN FUND ICVC—JPM EMERGING MARKETS FUND JPMORGAN FUNDS; JPMORGAN FUNDS—EMERGING MARKETS EQUITY FUND; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; JTSB LTD AS TR FOR SUM TR AND BANK CO.,LTD TR F; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; OPPENHEIMER DEVELOPING MARKETS FUND OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE SUPER FINANCIAL SERV INTL EQ SECTOR TRU; STICHING PENSIOENFONDS VOOR HUISARTSEN THE CHANCELLOR, MASTERS & S OF T U OF O T OF THE O F O C A; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828 ; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F ; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

VINCI GAS FUNDO DE INVESTIMENTO EM AÇÕES

BRASIL PLURAL MACRO FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; HERTZ FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO; BRASIL PLURAL IRAÍ FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL RETORNO ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO; BRASIL PLURAL INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL LONG & SHORT PLUS FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL ENERPREV FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL PETROS – FUNDO DE INVESTIMENTO EM AÇÕES; GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 02; PLURAL CAPITAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; FUNDO DE INVESTIMENTO MULTIMERCADO TAQUARI; PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NÚCLEOS I BRASIL PLURAL FIM; NÚCLEOS III BRASIL PLURAL FIA; PLURAL CAPITAL BRAZIL (DE) LLC

BB PREVIDENCIÁRIO AÇÕES GOVERNANÇA FUNDO DE INVESTIMENTO; BB TOP MULTI INSTITUCIONAL LP FUNDO DE INVESTIMENTO MULTIMERCADO; BB AÇÕES 22 FUNDO DE INVESTIMENTO; BB AÇÕES IBRX ATIVO FI; BB CAP AÇÕES FUNDO DE INVESTIMENTO; BB CAP IBOVESPA INDEXADO FIA; BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES; BB PREVIDÊNCIA AÇÕES FI; BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO; BB TOP AÇÕES IBOVESPA INDEXADO FI; BB TOP AÇÕES IBRX INDEXADO FI; BRASILPREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES; BB TOP AÇÕES DUAL STRATEGY FUNDO DE INVESTIMENTO; CLUBE DE INVESTIMENTO DOS FUNCIONÁRIOS DA NOSSA CAIXA NOSSO BANCO; BBTOP AÇÕES MULTISETORIAL ATIVO FUNDO DE INVESTIMENTO

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

SHAREHOLDERS WHICH HAVE VOTED THROUGH REMOTE VOTING FORM:

ABBEY LIFE PENSIONS MANAGED FUND

ABBEY PENSION INTERNATIONAL FUND

ABERDEEN CANADA—EMERGING MARKETS FUND

ABERDEEN COLLECTIVE INVESTMENT TRUST

ABERDEEN EMERGING MARKETS FUND

ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC

ABERDEEN INV FUNDS ICVC III—ABERDEEN GLOBAL EMERG M Q E FD

ABN AMRO MULTI-MANAGER FUNDS

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

ADVANCED SERIES TR—AST BLACKROCK GL STRATEGIES PORTFOLIO

ADVANCED SERIES TRUST—AST GOLDMAN SACHS MULTI-ASSET PORTFO

ADVANCED SERIES TRUST—AST J.P. MORGAN GLOBAL THEMATIC PORT

ADVANCED SERIES TRUST—AST PARAMETRIC EME PORTFOLIO

ADVISER MANAGED TRUST—TACTICAL OFFENSIVE EQUITY FUND

AEGON CUSTODY AS DEP FOR STICHTING MM EMERGING MARKETS FUND

AEGON CUSTODY BV

AGF INVESTMENTS INC

AIB GROUP IRISH PENSION SCHEME

ALAHLI EMERGING MARKETS TRADING EQUITY FUND

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST—A I ALL-C P S

ALLIANZ GLOBAL INVESTORS FUND V ALLIANZ GL EMER MARK EQUITY

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST

AMERICAN HEART ASSOCIATION, INC.

AMF PENSIONSFORSAKRING AB

ANDBANK ASSET MANAGEMENT LUXEMBOURG ON BEHALF OF ASTRA

ANDRA AP-FONDEN (AP2)

AQUILA EMERGING MARKETS FUND

ARIZONA PSPRS TRUST

AT&T UNION WELFARE BENEFIT TRUST

ATIVO INTERNATIONAL EQUITY FUND, LP

AUSTRALIA P.SUPERANNUATION SCHEME

AVADIS FUND—AKTIEN EMERGING MARKETS INDEX

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

AVIVA I INVESTMENT FUNDS ICVC—AVIVA I INTERNATIONAL I T F

AXA IM ACWI SMARTBETA EQUITY FUND

AXA WORLD FUNDS—FRAMLINGTON EMERGING MARKETS

BANCHILE ADMINISTRADORA GENERAL DE FONDOS S.A

BANQUE NATIONALE SUISSE

BARCLAYS CAPITAL SECURITIES LIMITED A/C SYNTHETIC

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

BELLSOUTH CORPORATION RFA VEBA TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

BERNISCHE LEHRERVERSICHERUNGSKASSE

BLACKROCK ASSET MANAGEMENT SCHWEIZ AG ON B OF BIFS E M E I F

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LATIN AMERICA FUND INC

BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC

BLACKROCK LIFE LIMITED—DC OVERSEAS EQUITY FUND

BLU FUND TRADING PARTNERS, LP

BMO MSCI EMERGING MARKETS INDEX ETF

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO

BNY MELLON TR & DEP (UK) LIMITED AS T OF BEME TRACKER FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BP PENSION FUND

BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C

BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BT PENSION SCHEME

C S FUND M S.A,A F A ON B OF CS I F 12 C S P F (L) P I M E M

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALVERT WORLD VALUES FUNDS INC. CALVERT E M E FUND

CANADA PENSION PLAN INVESTMENT BOARD

CATHAY UNITED BANK IN ITS CAPACITY AS MASTER COEIB FUND

CAVENDISH ASSET MANAGEMENT LIMITED

CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD

CF DV EMERGING MARKETS STOCK INDEX FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CHICAGO TRANSIT AUTHORITY RETIREE HEALTHCARE TRUST

CIBC EMERGING MARKETS INDEX FUND

CIBC LATIN AMERICAN FUND

CITI EUR PLC AS DEPOSITARY FOR DIMEN EMER MARK CORE EQ FUND

CITI RETIREMENT SAVINGS PLAN

CITITRUST LIMITED AS TRUSTEE OF BLACKROCK PREMIER FUNDS—BL

CITITRUST LTD A T VANG FDS S—VANGUARD MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CMLA EMERGING MARKETS FUND

CMLA INTERNATIONAL SHARE FUND

CN CANADIAN MASTER TRUST FUND

COLLEGE RETIREMENT EQUITIES FUND

COLLEGES OF APPLIED ARTS AND TECHNOL. P.PLAN

COLONIAL FIRST STATE INVESTMENT FUND 10

COLUMBIA EM CORE EX-CHINA ETF

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH EMERGING MARKETS FUND 6

COMMONWEALTH EMERGING MARKETS FUND 7

COMMONWEALTH GLOBAL SHARE FUND 22

COMMONWEALTH GLOBAL SHARE FUND 23

COMMONWEALTH SUPERANNUATION CORPORATION

COMPASS CRECIMIENTO II F.C.I.

COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTED INDEX E

CONCEPT FUND SOLUTIONS PUBLIC LIMITED COMPANY

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CREDIT S P F M C O B O C S P F P I M E MKTS

CREDIT SUISSE INDEX FUND (LUX) EQ EMER MARK FUNDAMENTAL

CREDIT SUISSE INDEX FUND (LUX) EQUITIES EMERGING MARKETS

CSIF EMERGING MARKETS INDEX BLUE

DB ADVISORS EMERGING MARKETS EQUITIES—PASSIVE

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

DB X-TRACKERS

DESJARDINS EMERGING MARKETS FUND

DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF

DEUTSCHE X-TRACKERS MSCI EMERGING MARKETS HEDGED EQUITY ETF

DEVON COUNTY COUNCIL

DGIA EMERGING MARKETS EQUITY FUND L.P.

DIMENSIONAL FUNDS PLC

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DREYFUS OPPORTUNITY FUNDS DREYFUS STRATEGIC BETA E M E F

E V INTER (IRL) F PLC—E V INTER (IRL) P EMERGING M CORE F

EAST BAY MUNICIPAL UTILITY DISTRICT

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD—PA STR EM MKTS EQ COM TR FD

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS EQUITY—CANADA FUND

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMG MKT SOCIAL CORE PORT OF DFA INVEST DIMENSIONS GROUP INC

EMPLOYEES RETIREMENT SYSTEM OF BALTIMORE COUNTY

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

ENSIGN PEAK ADVISORS,INC

EURIZON CAPITAL S.A.

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMMPAR

F C COMMINGLED FUND II LIMITED F C RES EMER MARK EQ ESG F

F&C COMMINGLED FUND II LIMITED—F&C R EMERG M E SCR ESG FUN

F&C PORTFOLIOS FUND—F&C GL EM MK PORTFOLIO

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

FIAM GLOBAL EX U.S. INDEX FUND, LP

FIDELITY EMERGING MARKETS FUND

FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF

FIDELITY INVESTMENT TRUST: FIDELITY FLEX INTERNATIONAL FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDEURAN FUND

FINANCIAL SECTOR DEVELOPMENT FUND

FINREON EMERGING MARKETS EQUITY ISOPRO

FINREON WORLD EQUITY ISOPRO (R) (PENSION)

FIREFIGHTERS RETIREMENT SYSTEM

FIRST COMMERCIAL BANK-YUANTA / P-SHARES MSCI B I FUND

FIRST COMMERCIAL BANK, IN ITS CAPACITY AS MASTER CUSTODIAN O

FIRST COMMERCIAL BANK, LTD. IN ITS CAPACITY AS MASTER CUSTOD

FIRST STATE INVEST ICVC—STEWART INVEST LATIN AMERICA FUND

FIRST TRUST ABERDEEN EMERGING OPPORTUNITY FUND

FIRST TRUST BICK INDEX FUND

FISHER INV. INS. GROUP ALL F. EQ. F. A S. O. F. IN. TRUST

FISHER INVESTMENTS COLLECTIVE TRUST

FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY

FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS E F

FLORIDA RETIREMENT SYSTEM TRUST FUND

FONDITALIA

FONDS DE COMPENSATION DE LA SECURITE SOCIALE, SICAV-FIS

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FP HENDERSON ROWE INDEX FUNDS—FP HENDERSON R FTSE R E M F

FSS EMERGING MARKET EQUITY TRUST

FTSE RAFI EMERGING INDEX NON-LENDABLE FUND

FUNDAMENTAL LOW V I E M EQUITY

FUNDPARTNER SOLUTIONS (SUISSE) SA -RP-FONDS I-A ETRANGERES

FUNDPARTNER SOLUTIONS (SUISSE) SA—CAPACITY—FONDS I—A E

FUTURE FUND BOARD OF GUARDIANS

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

GAM INV MAN (SWITZ) AG ON BEHALF OF SWIF EMER MKTS EQU INDEX

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

GARD COMMON CONTRACTUAL FUND

GE INVESTMENTS FUNDS, INC.

GENERAL ORGANISATION FOR SOCIAL INSURANCE

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GENESIS EMERGING MARKETS BUSINESS TRUST

GENESIS EMERGING MARKETS LTD PARTNERSHIP

GERIFONDS S/A LATINAC FUND

GIVI GLOBAL EQUITY FUND

GMAM INVESTMENT FUNDS TRUST

GOLDMAN SACHS ETF TRUST—GOLDMAN S ACTIVEBETA E M E ETF

GOLDMAN SACHS FUNDS II -GOLDMAN SACHS GMS EMERGING MARKETS

GOLDMAN SACHS GIVI GLOBAL EQUITY—GROWTH M TILT PORTFOLIO

GOLDMAN SACHS INTERNATIONAL

GOLDMAN SACHS PROFIT SHARING MASTER TRUST

GOLDMAN SACHS TRUST II-GOLDMAN SACHS MULTI-MANAGER G E FUND

GOTHIC CORPORATION

GOTHIC ERP, LLC

GOTHIC HSP CORPORATION

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

GOVERNMENT OF SINGAPORE

GUIDEMARK EMERGING MARKETS FUND

GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND

HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST

HANOVER INVESTMENTS (LUXEMBOURG) S.A.

HBOS FINAL SALARY PENSION SCHEME

HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO

HERMES INVESTMENT FUNDS PLC ON BEHALF OF HERMES GLOBAL EMF

HEWLETT-PACKARD COMPANY MASTER TRUST

HORIZON

HSBC EMERGING MARKETS POOLED FUND

HSBC UCITS COMMON CONTRACTUAL FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

IBM 401 (K) PLUS PLAN

ILLINOIS MUNICIPAL RETIREMENT FUND

IMPACT GLOBAL ALPHA TILTS NON-LENDABLE FUND B

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

INTERFUND SICAV

INTERNATIONAL EQUITY FUND

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESCO FUNDS

INVESCO FUNDS SERIE 5

INVESCO PERPETUAL GLOBAL EMERGING MARKETS FUND

INVESCO PERPETUAL LATIN AMERICAN FUND

INVESTEC GLOBAL STRATEGY FUND

INVESTERINGS FORENINGEN DANSKE INVEST

INVESTERINGSFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AK

INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F—ACC. KL

INVESTORS GROUP CORPORATE CLASS INC

INVESTORS GROUP TRUST COMPANY LIMITED

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

IRISH LIFE ASSURANCE PLC

ISAMARE LIMITED

ISHARES BROAD EMERGING MARKETS FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES INTERNATIONAL DIVIDEND GROWTH ETF

ISHARES LATIN AMERICA 40 ETF

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRAZIL UCITS ETF (ACC)

ISHARES MSCI BRIC ETF

ISHARES MSCI EM ESG OPTIMIZED ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES PUBLIC LIMITED COMPANY

JANA MULTI-MANAGER GLOBAL SHARE TRUST

JANE STREET CAPITAL LLC

JAPAN MUTUAL AID ASSOCIATION OF PUBLIC SCHOOL TEACHERS

JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

JAPAN TRUSTEE SERVICES BANK, LTD RE: STB BNY M BR I A C E F

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB UBS (JP) BRAZIL EQ

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB NOMURA BRAZIL INFR

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F

JAPAN TRUSTEE SERVICES BANK, LTD. STB SUMISHIN SHINKOUKOKUKA

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F

JAPAN TRUSTEE SERVICES BK, LTD. RE: CMA JPM EMERGING MIE FD

JAPAN TRUSTEE SVC BK, LTD. RTB NOMURA BRA STOCK MOTHER FD

JAPAN TRUSTEE SVS BK, LTD. RE: STB UBS (JP) BRAZIL EIM FD

JAPAN TSB, LTD. RE: STB JPM EMERG INFRASTRUCTURE-RELATED EF

JOHN HANCOCK EMERGING MARKETS EQUITY FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B

JULIUS BAER MULTISTOCK SICAV

K INVESTMENTS SH LIMITED

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI A EM II

KAPITALFORENINGEN UNIPENSION INVEST GLOBALE AKTIER IV

KB BRAZIL EQUITY FUND

KBC EQUITY FUND

KBI DST EMERGING MARKET ESG FUND

KBI GLOBAL INVESTORS (NA) LTD CIT

KDB SAMBA BRAZIL MASTER EQUITY FUND

KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUB LT COMPANY

KOOKMIN BK AS TRUSTEE OF JPM CES AMERICA EQUITY INVEST TRUST

KUWAIT INVESTMENT AUTHORITY

LABORERS ANNUITY & BENEFIT FUND OF CHICAGO

LATTICE EMERGING MARKETS STRATEGY ETF

LAZARD ASSET MANAGEMENT LLC

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL & GENERAL ICAV

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF

LEGG MASON FUNDS ICVC—LEGG MASON EMERGING MARKETS EQUITYF

LEGG MASON GLOBAL FUNDS PLC

LELAND STANFORD JUNIOR UNIVERSITY

LEONTEQ SECURITIES AG

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

MACKENZIE EMERGING MARKETS OPPORTUNITIES CLASS

MACKENZIE EMERGING MARKETS OPPORTUNITIES FUND

MACKENZIE EMERGING MKT CLASS

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

MACQUARIE TRUE INDEX EMERGING MARKETS VALUE WEIGHTED FUND

MALTA PENSION INVESTMENTS

MANAGED PENSION FUNDS LIMITED

MANULIFE ASSET MANAGEMENT EMERGING MARKETS EQUITY POOLED F

MANULIFE ASSET MANAGEMENT UCITS SERIES ICAV

MANULIFE GLOBAL FUND

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

MASSACHUSETTS INSTITUTE OFTECHNOLOGY

MASSMUTUAL PREMIER STRATEGIC EMERGING MARKETS FUND

MDPIM EMERGING MARKETS EQUITY POOL

MERCER EMERGING MARKETS EQUITY FUND

MERCER QIF FUND PLC

MERRILL LYNCH INTERNATIONAL

MET INV SERIES TRUST—JPMORGAN GLOBAL ACTIVE ALLOC PORT

MET INV SERIES TRUST—MET/ABERDEEN EMER MARKETS EQU PORTF

MFS DEVELOPMENT FUNDS, LLC

MFS EMERGING MARKETS EQUITY FUND

MFS EMERGING MARKETS EQUITY FUND (CAN)

MFS EMERGING MARKETS EQUITY TRUST

MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST

MFS INVESTMENT FUNDS—EMERGING MARKETS EQUITY FUND

MFS MERIDIAN FUNDS—EMERGING MARKETS EQUITY FUND

MFS MERIDIAN FUNDS—LATIN AMERICAN EQUITY FUND

MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

MGI FUNDS PLC

MICROSOFT GLOBAL FINANCE

MIGROS AST FONDS—AKTIEN AUSLAND

MIRAE ASSET BRAZIL SECTOR LEADER EQUITY MASTER INV TRUST

MIRAE ASSET MAPS INDEXRO BRAZIL EQUITY MASTER TRUST

MM SELECT EQUITY ASSET FUND

MML STRATEGIC EMERGING MARKETS FUND

MULTIFLEX SICAV

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL ELEVATOR INDUSTRY PENSION PLAN

NATIONAL PENSION SERVICE

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NAV CANADA PENSION PLAN

NBI EMERGING MARKETS EQUITY PRIVATE PORTFOLIO

NEW HAMPSHIRE RETIREMENT SYSTEM

NEW YORK STATE NURSES ASSOCIATION P P

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST LUXEMBOURG MANAG COMP S.A. O B OF V FCP-SIF

NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST

NORTHERN TRUST MULTI-ADVISOR FUNDS

NORTHERN TRUST UCITS FGR FUND

NORTHWESTERN MUTUAL SERIES FUND, INC.- E.M.E.P.

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF—LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EIF—LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OAKLAND POLICE & FIRE RET SYSTEM

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

OFI GLOBAL TRUST COMPANY

OFI GLOBAL: EMERGING MARKETS EQUITY FUND, LP

OHIO POLICE AND FIRE PENSION FUND

OLD MUTUAL GLOBAL INVESTORS SERIES PUBLIC LIMITED COMPANY

OLD MUTUAL JPM EMERGING MARKETS FUND

OLD WESTBURY LARGE CAP STRATEGIES FUND

ONTARIO PENSION BOARD

OP-LATIN AMERICA FUND

OPPENHEIMER GLOBAL ALLOCATION FUND

OPPENHEIMER GLOBAL ESG REVENUE ETF

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND

PACE INT EMERG MARK EQUITY INVESTMENTS

PACIFIC SELECT FUND

PACIFIC SELECT FUND—PD EMERGING MARKETS PORTFOLIO

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.

PARAMETRIC EMERGING MARKETS CORE FUND

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND

PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS

PEOPLE S BANK OF CHINA

PEPSICO INC. MASTER RETIREMENT TRUST

PF EMERGING MARKETS FUND

PICTET EMERGING MARKETS SUSTAINABLE EQUITIES

PICTET—EMERGING MARKETS INDEX

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

PLATO INSTITUTIONAL INDEX FUND

PLEIADES TRUST

POWERSHARES DWA EMERGING MARKETS TECHNICAL LEADERSPORTFOLIO

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF

POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF

POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QIC INTERNATIONAL EQUITIES FUND

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

QUANTSHARES ENHANCED CORE EMERGING MARKETS EQUITY ETF

RAIFFEISEN ENERGIE AKTIEN

RAIFFEISEN-INFRASTRUKTUR-AKTIEN

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RBS PENSION TRUSTEE LIMITED

RESONA BANK, LTD. (AS TRUSTEE FOR PENSION COMMINGLE FUND)

RJ DELTA LATINOAMERICA F.C. I.

RUFFER SICAV-RUFFER GLOBAL SMALLER COMPANIES FUND

RUSSELL INVESTMENT COMPANY II PLC

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

SABADELL ACCIONES AMERICA LATINA FIMP

SABADELL EMERGENTE MIXTO FLEXIBLE, FI

SARASIN IE EMERGING MARKETS—SYSTEMATIC (USD)

SARASIN IE THEMATIC GLOBAL EMERGING MARKETS

SAUDI ARABIAN MONETARY AGENCY

SCHWAB FEM LARGE COMPANY INDEX FUND

SCHWAB FEM LARGE COMPANY INDEX ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCRI ROBECO CUSTOMIZED QUANT EMERGING MARKETS FONDS

SEDCO CAPITAL GLOBAL FUNDS—SC GLOBAL EMERGING MARKET EQUIT

SEI INST INT TRUST EM MKTS EQUITY FUND

SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND

SEMPRA ENERGY PENSION MASTER TRU

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR S&P EMERGING MARKETS ETF

SPDR S&P EMERGING MARKETS FUND

SQUADRA TEXAS LLC

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN

ST LT DEP SCOTTISH WIDOWS TRKS LAT AMR FUN

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

ST STR RUSSELL FUND GL EX U.S. INDEX NON LEND COMMON TR FD

ST STR MSCI ACWI EX USA IMI SCREENED NON LENDING COMM TR FD

ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST

ST. JOSEPH HEALTH SYSTEM

STATE GENERAL RESERVES FUND

STATE OF CONNECTICUT RET PLANS AND TRT FUN

STATE OF KUWAIT INV AUTORITY, K I OFFICE

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE ST B AND T C INV F F T E RETIR PLANS

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL ADVISORS LUX SICAV—S S G E M I E FUND

STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO

STATE STREET IRELAND UNIT TRUST

STATE UNIVERSITY RETIREMENT SYSTEM

STE STREET TRUS LTD ATF SWIP CAP TRUS

STICHITING BLUE SKY ACT EQ EM MK GL FUND

STICHTING CZ FUND DEPOSITARY

STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE

STICHTING MN SERVICES AANDELENFONDS EMERGING MARKETS

STICHTING PENSIOENFONDS CAMPINA

STICHTING PENSIOENFONDS HOOGOVENS

STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V

STICHTING PENSIONENFONDS METAAL EN TECHNIEK

STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES

STK LONG ONLY INSTITUCIONAL FIA

SUMITOMO MITSUI TB, LTD (AS TFSM TR PENSION COMMINGLE FD)

SUNSUPER SUPERANNUATION FUND

SWISS FONDS AG, FAOBO SWC (CH) IND FD I—SWC CH I EQ F E MK

SYNERGIE

TA WORLD EX US CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMEN

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TEXAS MUNICIPAL RETIREMENT SYSTEM

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY

THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY

THE CALIFORNIA ENDOWMENT

THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.

THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F

THE DUKE ENDOWMENT

THE EMERGING M.S. OF THE DFA I.T.CO.

THE GENESIS EMERG.MARKETS INVEST. CO SICAV

THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM

THE LATIN AMERICAN DISCOVERY FUND, INC.

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

THE MASTER TR BK OF JAPAN, LTD. AS TR OF MUTB300000121-STOCK

THE MASTER TR BK OF JAPAN, LTD. AS TR OF E C S ACT MO FUND

THE MASTER TR BK OF JPN,LTD AS TR OF JPM EM EQ FOCUS MTHER F

THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND

THE MASTER TRUST BANK OF JAPAN LTD. AS T OF MUTB300041293 S

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUAM EEIM

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUAM BRAD

THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF P B E I M F

THE MASTER TRUST BANK OF JAPAN, LTD. A T O N F I L E T F

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40003

THE MASTER TRUST BOJ, LTD. AS TOU (JP) BRIC MOTHER FD

THE MONETARY AUTHORITY OF SINGAPORE

THE MTBJ LTD. AS TRT F HSBC BR INFRASTRUCTURE EQ MOTHER FUND

THE NATURE CONSERVANCY

THE NOMURA T A B CO., L R: NO R A C W S E J F (F T-E P I O)

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE NOMURA T AND B CO LTD RE NIPPON C E MARKETS MOTHER FUND

THE NOMURA TRUST AND BANKING CO., LTD AS THE TRUSTEE OF EMER

THE NOMURA TRUST AND BANKING CO., LTD. RE:NOMURA RAFI EM EQ

THE NOMURA TRUST AND BANKING CO., LTD. RE: NOMURA E S M FUND

THE NOMURA TRUST AND BANKING CO, LTD AS THE TRUSTEE OF NOMUR

THE NORTHWESTERN MUTUAL LIFE INSURANCE C GASA FN SUBA S 4

THE PENSION RESERVES INVESTMENT MANAG.BOARD

THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEI EMERGING MARKETS EQUITY FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND—AP7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE TEXAS EDUCATION AGENCY

THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND

THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO

THRIVENT PARTNER EMERGING MARKETS EQUITY FUND

THRIVENT PARTNER WORLDWIDE ALLOCATION FUND

TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY I F

TMT BK OF J LTD. AS T FOR RUSSELL EMER DIVID G MOTHER FUND

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRANSAMERICA DEVELOPING MARKETS EQUITY

TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.

TRUST & CUSTODY S BK, LTD. AS TR FOR COMGEST E EQUITY FUND

TRUST & CUSTODY SERVICES BANK, LTD. ATF MIZUHO TR & BANK.CO.

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

UAW RETIREE MEDICAL BENEFITS TRUST

UBS ETF—MSCI EMERGING MARKETS UCITS ETF

UNITED TECHNOLOGIES CORP. MASTER RET. TRUST

UNIV-INV-GESELLSCHAFT MBH FOR APT-UNIV-FONDS

UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH FOR KFPT-UNIVERSAL-FON

UPS GROUP TRUST

UTAH STATE RETIREMENT SYSTEMS

VAILSBURG FUND LLC

VALIC COMPANY II—INTERNATIONAL OPPORTUNITIES FUND

VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL DIVIDEND APPRECIATION INDEX FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS

VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFO

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VIRGINIA RETIREMENT SYSTEM

VKF INVESTMENTS LTD

VONTOBEL EMERGING MARKETS I FUND S I OF THE S M-S FUND, L.P.

VONTOBEL GLOBAL EMERGING MARKETS EQUITY INSTITUTIONAL FUND

VONTOBEL INVESTMENT TRUST

VOYA EMERGING MARKETS INDEX PORTFOLIO

VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO

WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTERTRU

WASHINGTON STATE INVESTMENT BOARD

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

WELLS FARGO DIVERSIFIED STOCK PORTFOLIO

WEXFORD CATALYST INVESTORS LLC

WHEELS COMMON INVESTMENT FUND

WHITE FLEET—OLZ EFFICIENT WORLD EMERGING MARKETS EQUITY

WILLIAM BLAIR COLLECTIVE INVESTMENT TRUST

WILLIAM BLAIR EMERGING MARKETS GROWTH FUND

WILLIAM BLAIR EMERGING MARKETS LEADERS FUND

WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND

WILLIAM BLAIR SICAV

WISDOMTREE EMERGING MARKETS DIVIDEND FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WISDOMTREE GLOBAL EX U.S. QUALITY DIVIDEND GROWTH FUND

WISDOMTREE GLOBAL HIGH DIVIDEND FUND

WK KELLOGG FOUNDATION

WM POOL—EQUITIES TRUST NO 74

WM POOL—EQUITIES TRUST NO. 75

WM POOL—EQUITIES TRUST NO. 76

WORLD EX U.S. CORE EQUITY PORTFOLIO OF DFA I D G INC.

YALE UNIVERSITY

1199 HEALTH CARE EMPLOYEES PENSION FUND

1199 SEIU GREATER NEW YORK PENSION FUND

238 PLAN ASSOCIATES LLC

3M EMPLOYEE RETIREMENT INCOME PLAN TRUST

MARIO PROBST – Member of the Fiscal Council;

GUILHERME DAGLI – Company’s independent auditor;

MARCELO TRINDADE – chairman of the meeting;

SANDRA LÓPEZ GORBE – Secretary of the Meeting

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Exhibit I to the Minutes of the General and Extraordinary

Shareholders Meeting, held in April 19, 2017

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.         The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph. The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing Regulation of the New Market of BM&FBOVESPA (“New Market Regulation”).

Article 2.         The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.         The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.         The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5.         The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by 556,405,096 (five hundred fifty-six million, four hundred five thousand, ninety-six) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1         All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2         The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.         The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7         The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.         The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.

Article 9.         Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1         Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2         The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3         The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.         Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1         The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§ 2         The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.         At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.         Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.

Article 14.         Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Article 15.         The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.

§ 1         The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People and Organization Committee, as provided for in Article 42 herein.

§ 2         The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 16.         The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

CHAPTER V

Board of Directors

Section I – Members

Article 17.         The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1         The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.

§ 2         The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

§ 3         The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4         Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.         At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.

§ 1         Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.

§ 2         Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.

§ 3         Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).

Article 19.         If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.

Section II – Election

Article 20.         Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1         Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2         At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.

§ 3         The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

§ 4         The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.

§ 5         The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6         Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.         When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1         The Company, immediately after receiving the request, shall notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2         After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.

§ 3         In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 4         Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 5         Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 6         In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 7         In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.         In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.         The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1         The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2         The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3         In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 4         The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.         Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.         No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.         Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28.         The Board of Directors shall have the power to:

a) set the general guidelines of the Company’s and its subsidiaries’ business;

b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d) express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e) fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Organization Committee’s proposal;

g) grant stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders’ Meetings;

i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 55 of these Bylaws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s) provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;

t) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer on the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and

u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.         The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b) call and preside the meetings of the Board of Directors;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.         The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 31.         The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.         The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.         The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1         Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2         The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3         The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.         The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 35.         The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.         The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Article 37.         The executive officers shall substitute each other, subject to the following conditions:

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 38.         The Company shall have the following support committees to the Board of Directors:

(a) Audit Committee; and

(b) People and Organization Committee.

§ 1         The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§ 2         The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, People and Organization Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Section I – Audit Committee

Article 39.         Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

§ 1         The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.

§ 2         The External Members of the Audit Committee shall:

(a) not be a member of the Board of Directors of the Company or of its controlled companies; and

(b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

Article 40.         The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.

§ 1         During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a) death or resignation;

(b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) a substantiated decision of the Board of Directors.

§ 2         In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

§ 3         The Audit Committee shall:

(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information and the periodic financial statements prepared by the Company;

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

§ 4         The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.

Article 41.         In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Statutory Audit Council shall operate as the Audit Committee exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

Sole Paragraph. The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.

Section II – People and Organization Committee

Article 42.         The People and Organization Committee shall be comprised of four (4) members, two (2) of which shall be Independent Directors, and the others may be Directors or not.

Sole Paragraph. The People and Organization Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

CHAPTER VIII

Statutory Audit Council (Conselho Fiscal)

Article 43.         The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

§ 1         Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

§ 2         The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3         The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 44.         The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

§ 1         The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.

§ 2         No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.

§ 3         After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.

§ 4         In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.

Article 45.         The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.

Section II – Acquisition of Relevant Interest

Article 46.         Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

§1         The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2         For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3         The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4         The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III – Indemnity Obligations

Article 47.         In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date. Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.

Section IV – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 48.         In the event the shareholders present at a Shareholders’ Meeting approve:

(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

§ 1         The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.

§ 2         The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.

§ 3         The offeror shall pay the costs of preparation of the appraisal report.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Article 49.         In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

§1         The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§2         In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

Article 50.         The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

§ 1         The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.

§ 2         In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.

§ 3         In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

§ 4         In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

Article 51.         A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 52.         To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 53.         The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

CHAPTER XI

Fiscal Year

Article 54.         The fiscal year begins on January 1st and ends on December 31st of each year.

Article 55.         After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

a) Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock;

b) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

c) by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 1         The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2         Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 56.         The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

Article 57.         The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

CHAPTER XIII

Definitions

Article 58. For the purposes of these Bylaws, the terms below shall have the following meanings:

“Arbitration Regulation” means the Market Arbitration Chamber Regulation;

“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws.

“Bylaws” means the bylaws of Ultrapar Participações S.A.;

“Chairman” means the chairman of the Board of Directors;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

“Company” means Ultrapar Participações S.A.;

“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;

“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;

“CVM” means the Brazilian Securities and Exchange Commission – CVM;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;

“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;

“New Market” means the Novo Mercado segment of the BM&FBOVESPA;

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Regulation” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;

“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;

“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Vice-Chairman” means the vice-chairman of the Board of Directors.

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Exhibit II to the Minutes of the General and Extraordinary Shareholders Meeting, held in April 19, 2017

In accordance to CVM Instruction nr 480, of December 7, 2009, with amendments to article 21, § 6 and article 30 § 4, ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) informs below the total number of votes “for”, total number of votes “against” and total number of abstentios of each decision taken:

1.	Approval of the Management Report, Management accounts and financial statements referring to the fiscal year ended on December 31, 2016 together with the report from the Independent Auditors and the opinion from the Fiscal Council.

Number of votes “for”	363,894,932 / 86.9% of present shareholders
Number of votes “against”	26.192 / 0,0% of present shareholders
Number of abstentions	54.998.643 / 13,1% of present shareholders

2.	Allocation of net earnings for the fiscal year ended on December 31, 2016

Number of votes “for”	387,052,362 / 92.4% of present shareholders
Number of votes “against”	2,495 / 0.0% of present shareholders
Number of abstentions	31,864,910 / 7.6% of present shareholders

3.	Setting of the number of members to be elected to the Board of Directors in 9 (nine) members

Number of votes “for”	386,346,779 / 92.,2% of present shareholders
Number of votes “against”	2,495 / 0.0% of present shareholders
Number of abstentions	32,570,493 / 7.8% of present shareholders

4.	Election of the members of the Board of Directors

Number of votes “for”	379,215,969 / 90.5% of present shareholders
Number of votes “against”	7,835,936 / 1.9% of present shareholders
Number of abstentions	31,867,862 / 7.6% of present shareholders

5.	Approval of the Management’s compensation

Number of votes “for”	385,789,604 / 92.1% of present shareholders
Number of votes “against”	621,129 / 0.1% of present shareholders
Number of abstentions	32,509,034 / 7.8% of present shareholders

6.	Election of the members of the Fiscal Council and respective alternate members

Mr. Flávio César Maia Luz (effective) and Mr. Márcio Augustus Ribeiro (alternate)

Number of votes “for”	386,909,565 / 92.4% of present shareholders
Number of votes “against”	142,290 / 0.0% of present shareholders
Number of abstentions	31,867,912 / 7.6% of present shareholders

Mr. Geraldo Toffanello (effective) and Mr. Pedro Ozires Predeus (alternate)

Number of votes “for”	386,909,565 / 92.4% of present shareholders
Number of votes “against”	142,290 / 0.0% of present shareholders
Number of abstentions	31,867,912 / 7.6% of present shareholders

(Minutes of the Annual General Shareholders’ Meeting held on April 19, 2017)

Mr. Nilson Martiniano Moreira (effective) and Mr. Paulo Cesar Pascotini (alternate)

Number of votes “for”	386,978,603 / 92.4% of present shareholders
Number of votes “against”	4,068 / 0.0% of present shareholders
Number of abstentions	31,937,096 / 7.6% of present shareholders

7.	Approval of their compensation

Number of votes “for”	387,039,069 / 92.4% of present shareholders
Number of votes “against”	7,816 / 0.0% of present shareholders
Number of abstentions	31,872,882 / 7.6% of present shareholders

8.	Proposal of a new stock-based incentive plan

Number of votes “for”	286,527,674 / 68.4% of present shareholders
Number of votes “against”	65,727,926 / 15.7% of present shareholders
Number of abstentions	66,664,167 / 15.9% of present shareholders

9.	Incorporation of the total amount recorded in the retained profit reserve, with the consequent increase in Ultrapar’s capital, without the issuance of new shares

Number of votes “for”	380,282,345 / 90.8% of present shareholders
Number of votes “against”	73,139 / 0.0% of present shareholders
Number of abstentions	38,644,283 / 9.2% of present shareholders

10.	Amendment and consolidation of Ultrapar’s Bylaws

Number of votes “for”	380,000,469 / 90.7% of present shareholders
Number of votes “against”	1,961 / 0.0% of present shareholders
Number of abstentions	38,917,337 / 9.7% of present shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting)